DRDGOLD  Limited

1 Sixty Jan Smuts Building

2nd Floor - North Tower

160 Jan Smuts Avenue

Rosebank, 2196, South Africa

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Energy and Transportation

100 F Street, N.E. Mall Stop 46213

Washington, D.C. 20549-4628

Attention: Mr. Mark Wojciechowski
Ms. Jenifer Gallagher

April 3, 2020

Re:       Staff's comment letter dated March 9, 2020 regarding

DRDGOLD Limited

Form 20-F for the Fiscal Year Ended June 30, 2019

Filed October 31, 2019

File No. 001-35387

Dear Mr. Wojciechowski and Ms. Gallagher,

In this letter we are setting forth the response of DRDGOLD Limited (the “Group”) or (“DRDGOLD”) to the comment received from the staff of the Division of Corporate Finance (the “Staff”) of the Securities and Exchange Commission by letter to Mr. Riaan Davel, dated March 9, 2020 (the “Comment Letter”), relating to the Company’s Annual Report on Form 20-F for the fiscal year ended June 30, 2019 (the “Annual Report”).  For your convenience we have repeated, in italicized text, the Staff’s comment as set forth in the Comment Letter.  The Company’s response to the comment is set forth immediately below the text of the Staff’s comment.

Comment:

Form 20-F for the Fiscal Year Ended June 30, 2019  filed October 31, 2019

Financial statements

Note 26 Contingent Assets and Liabilities

Ekurhuleni Metropolitan Municipality (“Municipality”) Electricity Tariff Dispute, page 124

1. We note you are currently engaged in a legal dispute with Ekurhuleni Metropolitan Municipality (Municipality) relating to tariffs they have charged for electricity supplied by ESKOM Holdings SOC Limited. We understand that in December of 2014 you began depositing the disputed tariffs into a trust account rather than paying the Municipality, and that this practice continued until January 2018, when you were required to pay the tariffs held in arrears to the Municipality, in advance of settling the dispute.  Further, we note that in 2018 you began accounting for the disputed portion of the tariffs differently, by recording the disputed portion of the payments as an asset on a discounted basis.

Please provide us with a roll-forward schedule covering each period and all disputed tariffs to illustrate the effects of your accounting in the financial statements. Please indicate the fiscal periods to which the amounts are attributable according to the Municipality, as well as the expense recognized, extent of any payments, amounts you are seeking to recover, and any provisions recognized in accordance with IAS 37.

Please reconcile these details with the information you have disclosed in Notes 13, 22, 25 and 26 of the financial statements and tell us how you considered paragraphs 31 through 35 of IAS 37 in recognizing the asset, Payments made under protest.

Response:

The letter is accompanied by annexures 1.1 and 1.2 containing the following information:

Annexure 1.1:

Extract of disclosure in the relevant notes of the Group’s financial statements

Annexure 1.2

•         A rollforward schedule covering periods between each event of the Main Application (as described in the Annual Report); and

•         for each fiscal period, an indication of the amounts claimed by the City of Ekurhuleni Metropolitan Municipality (“Municipality”), as well as the expense recognized by the Group, extent of any payments by the Group, and the amounts which the Group is seeking to recover for each fiscal period

There have been no provisions recognized in accordance with IAS 37 in any of the fiscal years covering this dispute.

Consideration of paragraphs 31 through 35 of IAS 37 in recognizing the asset, “Payments made under protest”

DRDGOLD considered whether or not the Payments made under protest met the definition of a contingent asset under paragraph 10 of IAS 37 which states that “a contingent asset is a possible asset that arises from past events and whose existence will be confirmed only by the occurrence or non-occurrence of one or more uncertain future events not wholly within the control of the entity.”

In making this assessment, the management of DRDGOLD considered the outcome in the IFRS Interpretations Committee (“IFRIC”) agenda decision – Deposits relating to taxes other than income tax (IAS 37 Provisions, Contingent Liabilities and Contingent Assets) (“IFRIC Agenda Decision”) published in January 2019.

IFRIC agenda decisions often include information to help companies apply International Financial Reporting Standards (“IFRS”). They do so by explaining how the applicable principles and requirements in IFRS apply to the question submitted. The objective of including explanatory material in agenda decisions is to improve consistency in the application of IFRS. Therefore, even though this IFRIC Agenda Decision was reached in the fiscal year after DRDGOLD’s management had made its accounting assessment as to the accounting treatment of the Payments made under protest, this decision further strengthened management’s assessment of recognizing an asset.

The fact pattern presented in the IFRIC Agenda Decision is as follows:

•         an entity and tax authority are in dispute on a particular tax outside the scope of IAS 12 Income Taxes;

•         any liability or contingent liability to pay the tax is instead within the scope of IAS 37;

•         the entity judged that it is probable that it will not be required to pay the tax i.e. it is more likely than not that the dispute will be resolved in its favor;

•         applying IAS 37, the entity discloses a contingent liability to pay the tax and does not recognize a liability;

•         to avoid possible penalties, the entity has deposited the disputed amount with the tax authority; and

•         upon resolution, the tax authority will be required to either refund the tax to the entity (if the dispute is resolved in the entity’s favor) or use the deposit to settle the entity’s liability (if the dispute is resolved in the tax authority’s favor)

This fact pattern is similar to that of DRDGOLD:

•         DRDGOLD and the Municipality are in dispute as DRDGOLD contends the following:

•      that the Municipality does not supply electricity to DRDGOLD from a supply main within the meaning in the Municipality’s By Laws of 2002, enacted through Council Resolution MI195/2001;

•      “supply main” means any cable or wire forming that forms part of the Council’s electrical distribution system to which service connection may be connected;

•      DRDGOLD instead draws its electricity feed from Eskom Holdings SOC Limited’s (“Eskom”) Ergo Central Substation;

•      the Municipality, therefore, is not authorized to charge DRDGOLD according to the Municipal tariffs (which are at a surcharge to the Eskom Megaflex tariff). These surcharges are deemed inconsistent with the provisions of the Local Government Municipal Systems Act;

•         Management has assessed that DRDGOLD is not liable to pay the amounts claimed by the Municipality in excess of the Eskom Megaflex tariff based on the following:

•      sufficient investigations have been performed which show that the Municipality does not supply electricity to DRDGOLD or in any manner add value to Eskom’s supply of electricity to DRDGOLD;

•      management and external legal counsel considered the ruling in the NCP case (NCP Chlorchem (Pty) Ltd v National Energy Regulator and others (49608/2012) – this included the Municipality and Eskom Holdings SOC Limited) which is a similar case (i.e. dispute of “supply” as well as irregular and significant charges imposed by the Municipality) in which NCP was successful;

•      management’s assessment is supported by external legal counsel who noted that there is a high probability that DRDGOLD will be successful; and

•      therefore, there is no present obligation as a result of a past event to pay the amounts claimed by the Municipality;

•         based on the above, management has assessed that  it is probable that DRDGOLD will not be required to pay for the electricity at the tariffs imposed by the Municipality, i.e. it is more likely than not that the dispute will be resolved in DRDGOLD’s favor;

•         applying IAS 37, DRDGOLD discloses a contingent liability to pay the surcharge but does not recognize a liability because DRDGOLD does not have a present obligation (legal or constructive) as a result of a past event, as described above;

•         to avoid possible discontinuation of electricity supply; DRDGOLD has made payments under protest and without prejudice and/or admission of liability to the Municipality; and

•         upon resolution, if the dispute is resolved in DRDGOLD’s favor, the Municipality will be required to either refund DRDGOLD the amounts paid under protest or DRDGOLD can request for such payments to be applied to future liabilities for other municipality charges.  If the dispute is resolved in the Municipality’s favor, the deposit can be used to settle DRDGOLD’s liability.

Based on this similar fact pattern, management concluded that the accounting literature in the IFRIC Agenda Decision contains relevant considerations applicable to the Payments made under protest.

The IFRIC Committee considered whether the tax deposits made by the entity, gives rise to an asset, a contingent asset or neither.

The IFRIC Committee observed the following:

“The Committee observed that if the tax deposit gives rise to an asset, that asset may not be clearly within the scope of any IFRS Standard. Furthermore, the Committee concluded that no IFRS Standard deals with issues similar or related to the issue that arises in assessing whether the right arising from the tax deposit meets the definition of an asset. Accordingly, applying paragraphs 10-11 of IAS 8 Accounting Policies, Changes in Accounting Estimates and Errors, the Committee referred to the two definitions of an asset in IFRS literature – definition in the Conceptual Framework for Financial Reporting issued in March 2018 and the definition in the previous Conceptual Framework that was in place when many existing IFRS Standards were developed. The Committee concluded that the right arising from the tax deposit meets either of those definitions. The tax deposit gives the entity a right to obtain future economic benefits, either by receiving a cash refund or by using the payment to settle the tax liability. The nature of the tax deposit – whether voluntary or required- does not affect this right and therefore does not affect the conclusion that there is an asset. The right is not a contingent asset as defined by IAS 37 because it is an asset, and not a possible asset, of the entity.” (emphasis added)

Analyzing the Conceptual Framework definition of an asset: An asset is:

1.       A present economic resource controlled by the entity

In addition to the application of the IFRIC Agenda Decision above, management considered that the payments to the Municipality were made under protest and without prejudice or admission of liability.

In this regard it is noted that, in respect of (i) the first R25 million payment to the Municipality from restricted cash and cash equivalents in February 2018, a letter from the Group’s attorneys was given to the Municipality’s attorney which stated “We record that this transfer will be made under protest and subject to our client’s right to recover this amount, with interest at the prescribed rate, if it is successful in its pending application against your client………” and (ii) the subsequent monthly payments, a letter from the Group’s attorneys was given to the Municipality’s attorney which stated “Pending finalisation of our client’s application, it will pay monthly to your client, under protest, the amount calculated at tariff J in respect of its electricity consumption at the ERGO plant”.

Such payments were made not as settlement of debt or recognition of expenditure. The letter from DRDGOLD’s external legal counsel, accompanying the payments made under protest, clearly indicated that such payments were subject to dispute and that the Group retains the right to recover the payments.

DRDGOLD considered (also supported by external legal counsel) that it can direct the use of the payments made under protest, either to obtain a refund from the Municipality or set off the payments against other future Municipality charges. In the event that DRDGOLD is unsuccessful in the dispute, the payments made under protest will be used to settle the resultant liability to the Municipality.

2.       As a result of past events

The past events were the payments to the Municipality made under protest to avoid the risk of discontinuation of the electricity supply.

3.       An economic resource is a right that has the potential to produce economic benefits.

The economic resource is DRDGOLD’s right (created by the attorney’s letter accompanying the payments to the Municipality as stipulated in point 1 above) of recovery of the payments made under protest or by using these payments to settle the electricity charges by the Municipality (the economic benefits), in the event that DRDGOLD is unsuccessful in the dispute.

Management also considered the asset definition in the previous Conceptual Framework which states:

“An asset is a resource controlled by the entity as a result of past events from which future economic benefits are expected to flow to the entity.”

Management concluded that the payments made under protest satisfy both the previous and current asset definition under the Conceptual Frameworks.

In addition, the Conceptual Framework states that an asset can only be recognized if it meets the recognition criteria as follows:

An asset is recognized when it is probable that economic benefits will flow to the entity and the asset has a cost or value that can be reliably measured.

Management’s assessment (as detailed in the fact pattern above) is that there are only two possible outcomes of the dispute and that Payments made under protest cannot be used by the Municipality for any other purpose. In summary, that the two possible outcomes of the dispute are that either  DRDGOLD recovers the Payments made under protest (in the event that the dispute is resolved in DRDGOLD’s favor) or the Payments made under protest will be used to settle DRDGOLD’s liability (if the dispute is resolved in the Municipality’s favor). Therefore, because these two outcomes will lead to economic benefits to DRDGOLD, and the amounts can be reliably measured, the recognition criteria are met.

The nature of the payments made under protest, whether voluntary or required (in the case of DRDGOLD was required to avoid possible discontinuation of electricity supply), does not affect this right and therefore does not affect the conclusion that there is an asset.

The right is not a contingent asset as defined in IAS 37 because it meets the definition and recognition of an asset and is not a possible asset of DRDGOLD.

In the absence of specific guidance that applies to the Municipality surcharges paid under protest, DRDGOLD applied paragraphs 10-11 of IAS 8 in developing an accounting policy for the asset. Judgement was used in developing an accounting policy that would lead to information that is relevant to the users of the financial statements and that can be relied upon.

Management’s developed accounting policy is as follows:

•         DRDGOLD initially recognized the Payments made under protest asset as a residual of the amount of the cash paid less the amount of the liability under IAS 37 (nil in this case). This is because the cash payment and the liability are integrally linked and in management’s view, that measure would provide the most relevant information to users. A discount is applied to the asset, using the discount rate equal to the Municipality’s incremental cost of borrowing. This was assessed as a reasonable and appropriate basis as it sufficiently addressed the credit risk associated with the counterparty and the time value of money. The discount period used represents management’s best estimate (supported by external legal counsel) of the date of conclusion of the Main Application. Both the discount rate and discount period are re-evaluated at reporting date; and

•         the Payments made under protest asset are subsequently measured using the effective interest rate method to unwind the discounted amount to the original face value, less any subsequent changes in estimate.

This assessment is further strengthened by the IFRIC Agenda Decision which states the following:

“The Committee noted that the issues that need to be addressed in developing and applying an accounting policy for the tax deposit may be similar or related to those that arise for recognition, measurement, presentation and disclosure of other monetary assets. If this is the case, the entity’s management would refer to requirements in IFRS Standards dealing with those issues for other monetary assets.”

After considering the IFRS literature and IFRIC Agenda Decision as indicated, Management concluded that the Payments made under protest to the Municipality is not a contingent asset as it meets the definition of an asset in the Conceptual Framework.

Should the Staff have any questions or comments, please contact me on +27 11 470 2600 or at riaan.davel@drdgold.com.

Sincerely,

                                                            /s/ Riaan Davel

Riaan Davel

Chief Financial Officer

cc:        DRDGOLD Limited

            Francois Bouwer

            Mpho Mashatola

Skadden Arps Slate Meagher & Flom (UK) LLP

            James McDonald

            Maria Protopapa

Encl.

Annexure 1.1

All amounts are presented in R'million

Note 13 - Cash and cash equivalents

	2019	2018	2017	2016	2015	2014
Disputed electricity tariff paid in cash into attorney's trust account and held in escrow	-	114.2	92.7	47.7	11.4	-
Disputed electricity tariff paid in cash into attorney's trust account and held in escrow was released to DRDGOLD (refer annexure 1.2). This resulted in a nil balance as at 30 June 2019.

	2019
Note 22 and Note 26
Amount of guarantee issued in favour of Ekurhuleni Metropolitan Municipality	125.0

Note 25.1 - Payments made under protest

	2019	2018
Opening balance	19.3	-
Payment under protest asset - Initial R25 million	-	22.5	Refer annexure 1.2
Payment under protest asset - Subsequent monthly invoices	11.7	4.9	Refer annexure 1.2
Finance expense (initial discount and change in estimate) - Also Note 8 in AFS	(6.5)	(8.8)
Finance income (unwinding of discount) - Also Note 7 in AFS	3.0	0.7
Closing balance	27.5	19.3
	N1
Note 26 - Contingent assets and liabilities
Refer to the 2019 Form 20-F and details included in annexure 1.2

N1
Amount per above	27.5
Amount per published financial statements	27.6
	(0.1)	(Rounding difference)

Annexure 1.2

All amounts are presented in R'million

Dec-14
- Date on which DRDGOLD files the Main Application contending that the Municipality does not supply electricity to DRDGOLD
- DRDGOLD stops paying 100% of the Municipality invoice and starts paying the Municipality and expensing the invoice based on the Eskom Holdings SOC Limited ("Eskom") Megaflex tariff rate
- The difference is paid into an Attorney's Trust Account

	Ekurhuleni Metropolitan Municipality ("Municipality") Invoices	Eskom Holdings SOC Limited ("Eskom") tariff. This is the same amount that is expensed	J - Tariff	Payments made to the Municipality	Amount deposited to Attorney's Trust Account

	28.3	17.0	N/A	17.0	11.3
					0.1	interest earned on Trust Account
30-Jun-15					11.4	Note 24-2015 AFS

	86.0	51.6	N/A	51.6	34.4
					1.9	interest earned on Trust Account
30-Jun-16					47.7	Note 23-2016 AFS

	101.0	60.6	N/A	60.6	40.4
					4.6	interest earned on Trust Account
30-Jun-17					92.7	Note 10-2017 AFS

	80.7	48.4	N/A	48.4	32.3
Feb-18					(25.2)	payment made under Protest in January 2018 (amount less Value Added Tax (VAT) = R 22.5 mil - refer annexure 1.1)
- Payment of R25.2 million is made, from attorney's trust account to the Municipality under protest and without prejudice and/or admission of liability					N1
- DRDGOLD raises a Payments made under protest asset regarding this R25.2 million payment
- Notice of reduction in Tariffs to J-Tariff issued by Municipality to DRDGOLD
- Subsequently, Municipality continues invoicing DRDGOLD based on old tariffs
- DRDGOLD pays the Municipality based on J-Tariffs under protest and without prejudice and/or admission of liability
- DRDGOLD recognises a Payment made under protest asset being the difference between J-Tariff it pays and Eskom tariff
- DRDGOLD deposits difference between amounts per Municipality invoices less J-Tariff into Attorney's Trust Account
					7.4	interest earned on Trust Account
	37.7	27.1	30.7	30.7	7.0	N2.1

Apr-18
- The Municipality starts to issue invoices to DRDGOLD based on J-Tariff
- DRDGOLD continues to pay the Municipality based on J-Tariffs under protest and without prejudice and/or admission of liability
- DRDGOLD stops depositing amounts to the Attorney's Trust Account
- DRDGOLD continues to recognise a Payment made under protest asset being the difference between J-Tariff and Eskom tariff

	37.4	35.3	37.4	37.4	-	N2.2
30-Jun-18					114.2	Note 10-2017 AFS

	134.6	121.1	134.6	134.6	-	N3
					4.6	interest earned on Trust Account
					(118.8)	Trust Account monies released to DRDGOLD. Guarantee issued in favour of the Municipality
30-Jun-19					-

N1
R25.2 million calculated by management on amount of electricity charge from inception of the Main Application, had the charge been based on the J-Tariff

N2.1
Amount recognised as Payment under protest:
J-Tariff		30.7
Eskom tariff		27.1
		3.6

N2.2
Amount recognised as Payment under protest:
J-Tariff		37.4
Eskom tariff		35.3
		2.1

Additional Payment under protest for 30 June 2018		5.7	(Amount without VAT = R 4.9 mil - refer Annexure 1.1)

N3
Amount recognised as Payment under protest:
J-Tariff		134.6
Eskom tariff		121.1
		13.5

Additional Payment under protest for 30 June 2019		13.5	(Amount without VAT = R 11.7 mil - refer Annexure 1.1)